SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 07, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

7 December 2011

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notification of Change of Interests of
Persons Discharging Managerial Responsibility
(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities:
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities:
Mr M P Randolph

Date of last notice:
30 August 2011

Date issuer informed of transaction:
6 December 2011

Date and place of transaction:
5 December 2011 (place of transaction not applicable)

Nature of transaction:
Award of Performance Shares under the Long Term Incentive Plan (“LTIP”) and of Deferred Shares under the Group Incentive Scheme (“GIS”).

Part 1 – Change of relevant interests in securities

Included in this Part are:
• in the case of a trust, interests in the trust made available by the responsible entity of the trust;
• details of the circumstance giving rise to the relevant interest;
• details and estimated valuation if the consideration is non-cash; and
• changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest:
—

Nature of indirect interest (including registered holder):
—

Date of change:
—

No. of securities held prior to change:
—

Class:
—

Number acquired:
—

Number disposed:
—

Value/Consideration:
—

No. of securities held after change:
—

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back:
—

Any additional information:
Mr Randolph has a direct interest in 391,550 ordinary shares in BHP Billiton Limited.

Mr Randolph also has an indirect interest in 354 ordinary shares in BHP Billiton Limited held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.

There is no change in the above holdings.

Part 2 –Change of interests in contracts other than as described in Part 3

Included in this Part are:
• only details of a contract in relation to which the interest has changed; and
• details and estimated valuation if the consideration is non-cash.

Detail of contract:
—

Nature of interest:
—

Name of registered holder (if issued securities):
—

No. and class of securities to which interest related prior to change:
—

Interest acquired:
—

Interest disposed:
—

Value/Consideration:
—

Interest after change:
—

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant:
5 December 2011

Period during which or date on which exercisable:
• Performance Shares – August 2016 to August 2021
• Deferred Shares – August 2013 to August 2016

Total amount paid (if any) for the grant:
—

Description of securities involved: class; number:
• 119,668 Performance Shares under the LTIP
• 36,824 Deferred Shares under the GIS

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
Nil

Total number of securities over which options or other rights held at the date of this notice:

767,344 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

67,643 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GIS

354 – maximum number of Matched Shares (ordinary shares of BHP Billiton Limited) under Shareplus
_________
835,341 – Total

Any additional information:
This notification is in respect of the award of Performance Shares under the LTIP and Deferred Shares under the GIS.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities:
Libby Joyner – BHP Billiton Limited
Geof Stapledon – BHP Billiton Plc

Contact details:
Libby Joyner
Tel:+61 3 9609 2339
Fax:+61 3 9609 4372

Geof Stapledon
Tel:+44 20 7802 4176
Fax:+44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office:180 Lonsdale Street, Melbourne Victoria 3000 Australia

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place, London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : December 07, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary